130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com

NEWS RELEASE

September 25, 2013	No. 13-10

Avalon Announces “At-The-Market” Issuance Program and Filing of Prospectus Supplement

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$25 million. Sales of Common Shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company has filed a prospectus supplement, dated September 24, 2013, with respect to its U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian final base shelf prospectus (the “Base Shelf Prospectus”), each dated September 10, 2013, pursuant to which the Company may issue up to US$8.1 million of Common Shares in an at-the-market distribution (representing an aggregate market value of not more than 10% of the market value of the Company’s outstanding Common Shares based on the determination date under applicable securities laws). Pursuant to the Sales Agreement, the Company may file additional prospectus supplements in the United States and Canada in the future to qualify the distribution of additional Common Shares that would result in aggregate gross proceeds to the Company of up to US$25 million. No offers or sales of Common Shares will be made in Canada pursuant to the Sales Agreement.

The U.S. prospectus supplement (together with the related base prospectus) is available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, Cowen will provide copies of the U.S. prospectus upon request by contacting Cowen and Company, LLC (c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, Phone: 631-274-2806, Fax: 631-254-7140). Copies of the Canadian prospectus may be obtained by contacting the Company's Investor Relations department directly at 416-364-4938.

The Company plans to use the net proceeds from the offering for general corporate purposes, including funding ongoing operations and/or capital requirements, discretionary capital programs and potential future acquisitions.

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all Common Shares sold under the Sales Agreement. The offering is subject to the approval of the Toronto Stock Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is well funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the filing of additional prospectus supplements of the Company, the ability of Cowen to effect sales of Common Shares, the expected proceeds from the sales of such Common Shares, and the potential of the Nechalacho Deposit as a source of future non-Chinese rare-earth production. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.